SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Textura Corporation
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

883211104
(CUSIP Number)

Jonathan Piurko
Northwater Capital Management Inc.
Suite 4000, Brookfield Place
TD Canada Trust Tower
161 Bay Street, P.O. Box 217
Toronto, Ontario  M5J 2S1
(416) 360-2090
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

David K. Boston
Michael A. Schwartz
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

May 29, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883211104	Page 2 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS David Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,876,008*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,876,008*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,876,008*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON IN
 * Based on 25,676,893 shares of Common Stock outstanding as of April 24, 2015 as set forth in the Company’s Form 10-Q for the quarterly period ended March 31, 2015, plus, where such beneficial ownership includes warrants, such number of shares of Common Stock issuable upon exercise of the warrants included in any such beneficial ownership calculation.

CUSIP No. 883211104	Page 3 of 8 Pages
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Northwater Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,876,008*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,876,008*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,876,008*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%*
14	TYPE OF REPORTING PERSON CO
* Based on 25,676,893 shares of Common Stock outstanding as of April 24, 2015 as set forth in the Company’s Form 10-Q for the quarterly period ended March 31, 2015, plus, where such beneficial ownership includes warrants, such number of shares of Common Stock issuable upon exercise of the warrants included in any such beneficial ownership calculation.

CUSIP No. 883211104	Page 4 of 8 Pages
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Northwater Capital Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,715,788*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,715,788*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,715,788*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%*
14	TYPE OF REPORTING PERSON CO
* Based on 25,676,893 shares of Common Stock outstanding as of April 24, 2015 as set forth in the Company’s Form 10-Q for the quarterly period ended March 31, 2015, plus, where such beneficial ownership includes warrants, such number of shares of Common Stock issuable upon exercise of the warrants included in any such beneficial ownership calculation.

CUSIP No. 883211104	Page 5 of 8 Pages
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Northwater Intellectual Property Fund L.P. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,711,413*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,711,413*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,711,413*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%*
14	TYPE OF REPORTING PERSON PN
* Based on 25,676,893 shares of Common Stock outstanding as of April 24, 2015 as set forth in the Company’s Form 10-Q for the quarterly period ended March 31, 2015, plus, where such beneficial ownership includes warrants, such number of shares of Common Stock issuable upon exercise of the warrants included in any such beneficial ownership calculation.

CUSIP No. 883211104	Page 6 of 8 Pages
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Northwater Intellectual Property Fund L.P. 3A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,156,508*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,156,508*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,156,508*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14	TYPE OF REPORTING PERSON PN
* Based on 25,676,893 shares of Common Stock outstanding as of April 24, 2015 as set forth in the Company’s Form 10-Q for the quarterly period ended March 31, 2015, plus, where such beneficial ownership includes warrants, such number of shares of Common Stock issuable upon exercise of the warrants included in any such beneficial ownership calculation.

Note to Schedule 13D
This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Textura Corporation, a Delaware corporation (the “Company”), and amends the Schedule 13D filed on June 7, 2013 (the “Original Schedule 13D,” and, together with this Amendment No. 1, the “Schedule 13D”) filed by (i) David Patterson ( “Mr. Patterson”), an individual, (ii) Northwater Capital Inc. (“NW Capital”), a corporation established under the laws of Ontario, (iii) Northwater Capital Management Inc. (“NW Capital Management” or “Northwater”), a corporation established under the laws of Ontario, (iv) Northwater Intellectual Property Fund L.P. 1 (“NWIP Fund 1”), a limited partnership established under the laws of Delaware, and (v) Northwater Intellectual Property Fund L.P. 3A (“NWIP Fund 3A”), a limited partnership established under the laws of Delaware (each of Mr. Patterson, NW Capital, NW Capital Management, NWIP Fund 1 and NWIP Fund 3A, a “Reporting Person” and collectively, the “Reporting Persons”).  The address of the Company’s principal executive offices is Textura Corporation, 1405 Lake Cook Road, Deerfield, IL 60015.

Item 4.                          Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

On May 29, 2015, Northwater, on behalf of the Reporting Persons who collectively are the Company’s largest shareholders, sent to the Textura board of directors (the “Board”) a letter advocating for the Board to explore a strategic sale of the Company.  The letter states Northwater’s belief that the Company has become an outstanding platform technology with proprietary technology, network effects, economies of scale and branding and expresses Northwater’s support for David Habiger, the Company’s interim Chief Executive Officer, as the Company’s permanent Chief Executive Officer.  The letter also states that despite Northwater’s confidence in the Company’s leadership and growth story, the risks associated with being a second tier systems player in a market dominated by giants and the risk of being concentrated in one industry will mean the Company will not receive the valuation Northwater believes to be appropriate for a firm of this quality.  Accordingly, the letter states Northwater’s belief that the Board should explore strategic alternatives, including the sale of the Company.  The letter is attached hereto as Exhibit 2.

The Reporting Persons and the Scheduled Persons have engaged and may continue to engage in discussions with the management, members of the Board and other representatives of the Company, other security holders of the Company and other persons from time to time with respect to various matters, including the subject class of securities, the business and operations of the Company and potential strategic alternatives, including the sale of the Company.

The securities covered by the Schedule 13D were acquired for investment purposes, and except as otherwise set forth herein, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, the  Scheduled Persons, have any specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	any change in the present Board or management of the Company, including any plans or proposals to change the number or term of the Company’s Board or to fill any existing vacancies thereon;
(e)	any material change in the present capitalization or dividend policy of the Company;
(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	any action similar to any of those enumerated above.

Item 7. Material To Be Filed as Exhibits
Item 7 of the Original Schedule 13D is amended by adding thereto the following:

Exhibit 2	Letter from Northwater Capital Management Inc. to the Board of Directors of Textura Corporation, dated May 29, 2015.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2015	DAVID PATTERSON /s/ David Patterson
Dated: May 29, 2015	NORTHWATER CAPITAL INC. By: /s/ Jonathan Piurko Name: Jonathan Piurko Title: Managing Director By: /s/ Frances Kordyback Name: Frances Kordyback Title: Managing Director
Dated: May 29, 2015	NORTHWATER CAPITAL MANAGEMENT INC. By: /s/ Jonathan Piurko Name: Jonathan Piurko Title: Managing Director By: /s/ Frances Kordyback Name: Frances Kordyback Title: Managing Director
Dated: May 29, 2015
NORTHWATER INTELLECTUAL PROPERTY FUND L.P. 1
 BY: NORTHWATER IP 1 GP INC., ITS GENERAL PARTNER

By:  /s/ Jonathan Piurko
     Name: Jonathan Piurko
      Title: Managing Director
By:  /s/ Frances Kordyback
     Name: Frances Kordyback
      Title: Managing Director

Dated: May 29, 2015
NORTHWATER INTELLECTUAL PROPERTY FUND L.P. 3A
 BY: NORTHWATER IP 3 GP INC., ITS GENERAL PARTNER

By:  /s/ Jonathan Piurko
     Name: Jonathan Piurko
      Title: Managing Director
By:  /s/ Frances Kordyback
     Name: Frances Kordyback
      Title: Managing Director